UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

BLACKROCK FIXED INCOME VALUE OPPORTUNITIES
(Name of Subject Company (Issuer))

BLACKROCK FIXED INCOME VALUE OPPORTUNITIES
(Name of Filing Person(s) (Issuer))

Shares of Common Beneficial Interest, Par Value $0.001 per share
(Title of Class of Securities)

09256W101
(CUSIP Number of Class of Securities)

John Perlowski
BlackRock Fixed Income Value Opportunities
55 East 52nd Street
New York, New York 10055
1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Thomas A. DeCapo, Esq.	Ira P. Shapiro, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	BlackRock Advisors, LLC
Four Times Square	55 East 52nd Street
New York, New York 10036-6522	New York, New York 10055

February 27, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $73,933,459.20(a)	Amount of Filing Fee: $8,472.78(b)

(a)	Calculated as the estimated aggregate maximum purchase price for 68,154 shares in the offer, based upon the net asset value per share ($1,084.80) on February 21, 2012.

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $8,472.78
Form or Registration No.:  Schedule TO-I, Registration No. 005-86109
Filing Party:  BlackRock Fixed Income Value Opportunities
Date Filed: February 27, 2012

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 27, 2012 by BlackRock Fixed Income Value Opportunities (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to 68,154 of its issued and outstanding shares from the shareholders of the Fund on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(l)(ii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., Eastern Time, on March 27, 2012.

2.
44,916.754 shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.	The value of the shares was calculated on March 27, 2012.

4.	Payment of the purchase price was made on or about March 30, 2012, in the amount of $49,094,012.12.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BLACKROCK FIXED INCOME VALUE OPPORTUNITIES

By:	/s/ Brendan Kyne
Name:	Brendan Kyne
Title:	Vice President

Date: April 9, 2012